SIDERURGICA VENEZOLANA "SIVENSA", S.A.

RECEIVED

2008 JUL 29 A 11: 00

Caracas, July 08, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMISION FILE
82-3080

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
JUL 31 2008
THOMSON REUTERS

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

08004020

Victor R. Vera Romero
Alternate Judicial Representative

dw 7/30

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

COMMISION FILE
NO. 82-3680

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS A DEBT REDUCTION FOR ITS SUBSIDIARY, IBH

Caracas, July 1st, 2008. Siderúrgica Venezolana, SIVENSA, S.A., reported today that as a result of the increase in briquettes prices in the international market, the capital contributions of debt and securities (proportionally made by the shareholders of IBH de Venezuela, an IBH subsidiary), the amendment and exercising of the call option agreement on IBH de Venezuela shares, and the debt restructuring agreement, IBH's debt has been decreased to US$ 76.6 million.

In order to reach capitalization agreements and exercise the call option[1] that IBH had on IBH de Venezuela shares at a price of US$ 76.6 million, Sivensa deemed it appropriate for its subsidiary, Invermetal, to extend a loan to Venprecar for the same amount, which will mature in five years and will be repaid in installments for equal amounts, accruing interest at a rate of 12% during the first year.

The debt reduction, accomplished without dilution for IBH shareholders, marks an important milestone toward the company's goal to achieve financial stability for its operational subsidiary.

END

[1] Please note that said option originally contemplated that the exercise price would be established within a range of US $34 million and US $80 million, depending on certain financial conditions and the exercise date. The present value of the original agreement was recorded in the company's Financial Statements for the period closing March 31, 2008 at US$ 24.37 million.